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                                                Filed by Brooks Automation, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company: Helix Technology Corporation
                                                      Commission File No. 0-6866


This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2005 (the "Merger Agreement"), by and among Brooks Automation, Inc., a Delaware corporation ("Brooks"), Helix Technology Corporation, a Delaware corporation ("Helix"), and Mt. Hood Corporation, a Delaware corporation and a wholly-owned subsidiary of Brooks. The Merger Agreement is on file with the Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by each of Brooks and Helix on July 11, 2005, and is incorporated by reference into this filing.

The following is the text of a memorandum sent by Brooks to Brooks employees:

[BROOKS AUTOMATION LOGO]    Brooks Automation, Inc.          Tel  (978) 262-2400
                            15 Elizabeth Drive               Fax (978) 262-2500
                            Chelmsford, MA 01824             www.brooks.com



July 11, 2005

Dear Brooks Automation Employee,

Today we announced very exciting news for Brooks Automation: the signing of a definitive agreement to acquire Helix Technology of Mansfield, Massachusetts. This important strategic business combination of two highly complementary companies will strengthen our position as a premier supplier of integrated automation systems for the semiconductor industry. By combining with Helix, we believe we will be able to better serve our current market, increase our addressable market, reduce the volatility that both businesses have historically faced and position us to enhance our financial performance. As a result, we will be well positioned to build greater value for our employees and stockholders as we leverage our combined products, technology, and global service and manufacturing expertise to meet the needs of our combined worldwide customer base.

Attached is a copy of the press release that was issued announcing the news.

By combining with Helix, we are creating a company with a market capitalization of more than $1.1 billion (based on the closing price of Brooks' stock on July 8, 2005) and trailing 12-month revenues of more than $720 million, making us the largest subsystems supplier in the semiconductor industry in terms of revenue. We believe this transaction will also open up new growth prospects and provide increased stability for the company.

Under the terms of the agreement, Helix stockholders will receive 1.11 shares of Brooks stock for each Helix share they currently own. There will be no change to the shareholdings of Brooks shareholders. The combined entity will continue to be known as Brooks Automation and our headquarters will remain in Chelmsford. Management of the combined company will include executives from both Brooks and Helix, with Brooks' CEO, myself, and CFO, Bob Woodbury, continuing in these current roles. As is customary, the transaction is subject to regulatory approvals and approval by stockholders of both Brooks and Helix, which we expect will occur by the calendar fourth quarter of 2005.

Many of you may recognize Helix as a market leader in highly specialized vacuum technology used in semiconductor and other vacuum-based processes. We view Helix's products and services as highly complementary and additive to our existing product offerings. Equally as important, Helix shares many of our core values and attributes such as operational excellence, technology leadership and outstanding customer service. By leveraging our strengths as a combined company, Brooks has a wonderful opportunity to improve our position as a premier supplier in the attractive growth segments of tool automation and to broaden our markets.

I strongly believe the new organization will be an exciting and satisfying place to work. It is important to note that the shared culture and strategic vision of both companies is critical to fully leverage the opportunities this combination presents and to implement the integration process as smoothly and with as

Innovation   Excellence   Agility   Value                             [TUV LOGO]

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few disruptions as we expect. With these goals in mind, we continue to value your contributions, and in return we will seek to ensure long-term career opportunities for you.

In the near-term, the necessary regulatory and shareholder approval processes must run their course. As a result, until we complete that process, we will continue to operate Brooks as if the transaction was not pending and continue to build upon the recent outstanding performance we have demonstrated to our customers and remain diligently focused on delivering to them world-class technology, quality and service. Throughout the coming months, we will keep you informed of the status of the transaction through various forms of communications, including site meetings with local and corporate management and frequent emails. As a reminder, please do not discuss the transaction with customers, suppliers, reporters or other outsiders unless you are specifically authorized to do so.

This is an exciting time for all of us. I am confident that working as a team with Helix, we will enter into a new growth phase for our company and will enjoy professional and personal success for many years to come.

Sincerely,

Edward C. Grady

IMPORTANT ADDITIONAL INFORMATION TO BE FILED WITH THE SEC

In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission ("SEC"). Security holders of Brooks are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks. Security holders and investors of Brooks will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks, without charge, at the SEC's Internet site (http://www.sec.gov). These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks on its Web site at www.brooks.com.

PARTICIPANTS IN SOLICITATION

Brooks and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks stockholders in respect of the proposed transaction. Information regarding Brooks' participants is available in Brooks' Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS. Statements regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These may include statements concerning the benefits of the proposed transaction, the combined company's status as a premier provider of integrated subsystems solutions primarily for the semiconductor capital equipment market; trends in the semiconductor manufacturing industry, including the trend among semiconductor capital equipment manufacturers to outsource production of certain of their systems and growth trends within the market segments in which the combined company will compete; the strength, profitability and capabilities of the combined company; the ability of the combined company to achieve efficiencies, profitability and growth; the capabilities and market acceptance of the combined company's products going forward; the impact of the acquisition and merger in mitigating the volatility of financial performance; and the importance of size and scale as a factor in competing in the market segments in which the combined company will operate. Such statements are based upon the current beliefs and expectations of Brooks' and Helix's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix's operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Brooks' and Helix's filings with the SEC, including Brooks' Annual Report on Form 10-K for the year ended September 30, 2004 and Helix's Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date set forth herein.

Innovation     Excellence     Agility     Value